SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated March 15, 2007, entitled “SMIC and Cascade Microtech Partner to Establish New Mixed-Signal RFIC Design Service Lab in Shanghai.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: March 20, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated March 15, 2007, entitled “SMIC and Cascade Microtech Partner to Establish New Mixed-Signal RFIC Design Service Lab in Shanghai.”

Exhibit 99.1

FOR IMMEDIATE RELEASE

SMIC and Cascade Microtech Partner to Establish New Mixed-Signal

RFIC Design Service Lab in Shanghai

Cascade Microtech’s industry-leading 300mm wafer-level RF test systems chosen by

SMIC to enable the next generation of wireless ICs

Shanghai, China and Beaverton, Ore.USA March 15, 2007-Semiconductor Manufacturing International Corporation (SMIC) and Cascade Microtech (NASDAQ: CSCD) today jointly announced their partnership to provide RF design engineers in China immediate access to state-of-the-art RF wafer-level test services for the development of advanced RFICs (radio-frequency integrated circuits). SMIC has opened a new design service open lab in Shanghai to support mixed-signal RFIC development. Cascade Microtech and SMIC share the goal of offering open lab services to foster the development of advanced wireless RFICs in China.

“There are more challenges designers face when developing mixed-signal RFICs in higher frequencies at geometries below 90nm,” said Lee Yang, Ph.D. and Fellow, SMIC Design Service, Shanghai. “As a world-class foundry, we chose the combined Cascade Microtech and Agilent Technologies wafer prober test system to provide the design market in China with the world’s best expertise for wafer-level metrology.”

“By creating this design center specifically for mixed-signal RFICs, we will bring unprecedented knowledge and expertise to this very important and rapidly growing market,” said Tariq Alam, Director of Asia-Pacific Operations, Cascade Microtech.

With this collaboration, RF designers in greater China will have access to the latest wafer-level RF testing technology. The lab will be equipped with high-performance, high-frequency measurement instrumentation, including Cascade Microtech’s S300 300mm probe station and M150 150mm probe station, plus state-of-the-art RF probes. The probe stations are coupled with Agilent Technology’s PNA Series vector network analyzer-capable of handling 300mm wafers with frequencies up to 40 GHz. The lab will enable research groups to perform precise electrical measurements on ICs directly on-wafer and will be fully supported by applications personnel. As part of their joint effort, both companies will offer application training and workshops.

About SMIC

SMIC (NYSE: SMI; SEHK: 0981.HK) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 90 nanometers and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 200mm fabs in Shanghai and one in Tianjin, and one 300mm fab in Beijing, the first of its kind in mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com

About Cascade Microtech

Cascade Microtech, Inc. (Nasdaq: CSCD) is a worldwide leader in the precise electrical measurement and test of integrated circuits (ICs) and other small structures. For technology businesses and scientific institutions who need to evaluate small structures, Cascade Microtech delivers access to, and extraction of, electrical data from wafers, integrated circuits (ICs), IC packages, circuit boards and modules, MEMS, biological structures, electro-optic devices and more. Cascade Microtech’s highly reliable production wafer test solutions provide the semiconductor industry with leading-edge probe cards that reduce manufacturing costs of complex semiconductors. Information about Cascade Microtech can be found on the Web at www.cascademicrotech.com <http://www.cascademicrotech.com>.

Cascade Microtech China Is located at Unit 4908-07, 49th Floor, Raffles City (Office Tower), No. 268 Xi Zang Middle Road, Shanghai, 200001, ROC, Phone: +86 (21) 6340 4183, email: cmc_sales@cmicro.com. For sales inquiries, contact Michael Shuai at michael_shuai@cmicro.com. For general inquiries, contact Sandy Shi at sandy_shi@cmicro.com.